PANNONPLAST

INDUSTRIES PLC.
Chairperson - CEO

H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange [redacted]
Office of International [redacted]
450 Fifth Street, N.W.
Washington, D.C. 2054
Stop 3-9

Budapest, April, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

AGM Resolutions

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

file No. 82-4548

Announcement of PANNONPLAST Industries Plc.

We inform our shareholders that the Annual General Meeting of our Company was held **on 29 April, 2002.**

RESOLUTIONS OF THE AGM

1 The AGM, taking in consideration the Report of the Supervisory Board and the Report of the Auditor, has approved the BOD's Report on the Company's operations in 2001.

The AGM has approved the Company's 2001 balance sheet and statement of income, **consolidated** according to IAS, showing HUF 33,758 million total assets as well as liabilities and HUF 1,289 million net income, and it has also approved the Company's **non-consolidated** 2001 balance sheet and statement of income showing HUF 16,432 million assets as well as liabilities and HUF 449 million net income that are in conformity with the BOD's submission and the Auditor's Report.

The AGM has decided to **pay a dividend of HUF 75 per share** to all shareholders whose names appear in the Company's Shareholders' Register and who have the dividend coupon. The dividend payment will start on June 14, 2002. Details of the stock dividend option operating at the Company are included in item 4 of the "Dividend Payment" section of this Announcement.

2 The AGM has accepted amendments to Articles 11.1, 11.2, 11.3, 13.1, 13.2, 36.o, 37 and 61 of the Articles of Association.

3 The AGM has elected Ms. Erzsébet Fehér, Ph.D., Ms. Györgyi Joó Tóth, Ms. Mária Arany, Ms. Mária Illés, Ph.D., Mr. Károly Dolina, Ph.D., Mr. Nándor Fenyő, Mr. George Genti, Ph.D. and Mr. Gábor Újlaki as members of the Board of Directors for a three-year period and has determined their remuneration.

4 The AGM has elected Ms. Judit Martényi, Mr. József Maros, Mr. Antal Monostori and Mr. László Rácz as members of the Supervisory Board for a three-year period and has determined their remuneration

5 The AGM has re-appointed DELOITTE & TOUCHE LTD. with contribution of its certified auditor Tamás Horváth as independent auditor of the Company for the period until the date of the AGM closing the 2002 business year and it has also determined the remuneration of the Auditor.

6 The AGM has not accepted amendments to Articles 19, 20 and 33 of the Articles of Association, proposed by shareholder KARSAI Műanyagtechnika Holding Rt.

The Annual Report approved by the Company's AGM on April 29, 2002 is open for inspection in the Shareholder's Office within the headquarters of the Company (Budapest, XXII. Nagytétényi út 216-218.) between 9 a.m. and 1 p.m. and also on the Internet homepage www.pannonplast.hu on any business day in Hungary from April 30.

DIVIDEND PAYMENT

1 TO RECEIVE DIVIDENDS,

- shareholders must be registered in the Company's Shareholders' Register as owner of the shares,
- shareholders or persons authorized by them must identify themselves by identity card and,
- must deliver the 2001 dividend coupon to the Company.

If the shares are held at a depository or at KELER Ltd., the dividend coupon will be delivered to the Company by the depository or KELER Ltd.

The dividend coupon may be delivered to the Company: **in person** at the headquarters of the Company (Budapest, XXII. Nagytétényi út 216.) between 9 a.m. and 2 p.m. on business days in Hungary or **by mail** (via registered letter, with acknowledgement of receipt).

Taxation of private persons

From the private persons who are subject to the Law CXVII of 1995 on the Income Tax of Private Persons, the Company will deduct and pay to the tax authority **a withholding tax accounting for 20% of the dividend**. The payment of the dividends is subject to the condition that the **tax identification number** of the shareholder should be known by the Company. Therefore we ask our shareholders to communicate their tax identification number with the Company.

Taxation of legal entities

According to the Law LXXXI of 1996 on the Corporate Tax and the Tax on Dividends, those receiving dividends are subject to a 20% tax on dividends. From those receiving dividends and subject to above Law, Hungarian residents enjoy exemption from the tax on dividends. Besides, the distributor should **not levy dividend tax** on the share of the dividend **that is reinvested in Hungary by the Non-Hungarian residents receiving dividend (e.g. new shares will be subscribed for up to the extent of the dividend).**

2 WAY OF THE DIVIDEND PAYMENT

The Company will pay the dividend by either **bank transfer or postal order** or **in cash in person** to all those who meet the payment criteria.

- **Bank transfers or postal orders** will be conducted according to the instructions of the shareholder or the person authorized by the shareholder and will be sent to the address of the shareholder in the Shareholders' Register or, any other address or account number designated by the shareholder. (In case of proxy, the power of authorization must be drawn up in public instrument or private instrument of full probative force and the original instrument is to be submitted to the Company.)
- Dividend **in cash** may be received at the Company's headquarters (Budapest, XXII. Nagytétényi út 216).
- The shareholders, whose shares have been deposited at a depository or at KELER Ltd., will receive the dividend at the depository.

3 DIVIDEND PAYMENT PERIOD

Payment of the dividends begins on June 14, 2002. Cash dividends may be received between 9 a.m. and 2 p.m. **from 14 to 21 June, 2002 on business days,** and between 10 a.m. and 1 p.m. on Mondays and Wednesdays thereafter, from

June 24 at the Company's Treasury Office. The Company is not liable to pay interest in case of delayed draw of dividends.

4 PRIVATE CAPITAL INCREASE OF THE COMPANY EFFECTED IN THE BOD'S POWER (STOCK DIVIDEND OPTION)

The shareholders of the Company have **the option to subscribe for new shares instead of receiving the dividends in cash.**

According to the Articles of Association of the Company, the decision about the private capital increase is the power of the BOD.
On April 29, 2002 the BOD of the Company decided to effect a private capital increase in the interest of converting the dividend into newly issued shares and it established the preliminary conditions of the capital increase as follows:

The type, and the method of production of the new shares to be issued: Registered, printed ordinary shares with nominal value of HUF 100 say One hundred Hungarian forints each.
Issue price of the shares: HUF 2,432 per share.
Payment conditions: the full issue price is to be paid upon subscription.

The subscription period will start at 9:00 a.m. April 30, 2002 and will close at 2:00 p.m. June 13.
The subscription becomes valid by signing the declaration of intent to purchase and by delivering the dividend coupon.
The subscription will take place in the Shareholder's Office at the headquarters of the Company (Budapest, XXII. Nagytétényi út 216-218), between 9:00 a.m. and 1:00 p.m. on business days.

The new shares issued in the course of the private capital increase may only be subscribed for by the shareholders of the Company up to the amount of the annual dividend. The Company does not accept over-subscription. It is necessary that the subscribers renounce the fraction of share arising from the conversion.

After the successful completion of the share subscription the BOD will approve the amendment to the Articles of Association in connection with the private capital increase and will ensure the new shares to be introduced into the listed category A on the Budapest Stock Exchange. Following the closing of the subscription the Company will publish the BOD resolution in connection with the capital increase in newspaper announcements.

Budapest, April 29, 2002

The Board of Directors of PANNONPLAST Plc.

ST4. Declaration of dividend

Designation, type of the security	Registered ordinary Pannonplast share
Nominal value of the security	HUF 100.-
Rate of dividend (%)	75%
Value of the dividend (HUF)	HUF 75.-
Date of dividend payment decision	April 29, 2002
Starting day of the dividend payment	June 14, 2002
Closing day of the dividend payment	June 21, 2002
Effective date E-5 [1]	June 6, 2002
Last trading day (still with dividend); E-10 [1]	May 30, 2002
Place of dividend payment	1225 Budapest, Nagytétényi út 216-218.
Performer of the dividend payment	Pannonplast Rt.
Publication of the Announcement	Magyar Tőkepiac, Magyar Hírlap, www.pannonplast.hu

[1] communicated by KELER

Place of inspection: Budapest, XXII., Nagytétényi út 216-218.

ST5. Summary of the AGM Resolutions

No.	Subject, short summary
1/I/2002.	Nominating the chair of the AGM
2/I/2002.	Electing the persons to confirm the minutes, to count the votes and deciding on the open voting
3/I/2002.	Discussing jointly items 1-4 on the Agenda
4/I/2002.	Approving the Report of the BOD, the balance Sheet and the P/L Statement
5/I/2002	Approving the allocation of the after-tax profit and the dividends.
6/I/2002	Rejecting joint discussion of items 5 and 9 on the Agenda.
7/I/2002	Accepting amendments to the Articles 11.1, 11.2, 11.3, 13.1, 13.2, 36.o and 61 of the Articles of Association
8/I/2002	Accepting amendment to the Article 37 of the Articles of Association
9/I/2002	Electing Ms. Erzsébet Fehér, Ph.D., as a member of the BOD for a three-year period.
10/I/2002	Electing Ms. Györgyi Joó Tóth as a member of the BOD for a three-year period.
11/I/2002	Electing Ms. Mária Arany as a member of the BOD for a three-year period.
12/I/2002	Electing Ms. Mária Illés, Ph.D., as a member of the BOD for a three-year period.
13/I/2002	Electing Mr. Károly Dolina, Ph.D., as a member of the BOD for a three-year period.
14/I/2002	Electing Mr. Nándor Fenyő as a member of the BOD for a three-year period.
15/I/2002	Electing Mr. George Genti, Ph.D., as a member of the BOD for a three-year period.
16/I/2002	Electing Mr. Gábor Újlaki as a member of the BOD for a three-year period.
17/I/2002	Determining the BOD members' remuneration.
18/I/2002	Electing Ms. Judit Martényi as a member of the Supervisory Board for a three-year period.
19/I/2002	Electing Mr. József Maros as a member of the Supervisory Board for a three-year period.
20/I/2002	Electing Mr. Antal Monostori as a member of the Supervisory Board for a three-year period.
21/I/2002	Electing Mr. László Rácz as a member of the Supervisory Board for a three-year period.
22/I/2002	Determining the Supervisory Board members' remuneration.
23/I/2002	Appointing the auditor of the Company and determining its remuneration
24/I/2002	Rejecting amendments to the Article 19 of the Articles of Association
25/I/2002	Rejecting amendment to the Article 20 of the Articles of Association
26/I/2002	Rejecting amendment to the Article 33 of the Articles of Association

Budapest, April 29, 2002

Erzsébet Fehér, Ph.D
Chairperson and CEO